Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kinsale Capital Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-212815) on Form S-8 of Kinsale Capital Group, Inc. of our report dated March 16, 2017, with respect to the consolidated balance sheets of Kinsale Capital Group, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and all related financial statement schedules, which report appears in the December 31, 2016 annual report on Form 10-K of Kinsale Capital Group, Inc.
/s/ KPMG LLP
Richmond, Virginia
March 16, 2017